BLUSHIFT AEROSPACE
2021 Report

Dear investors,

Thank you! You are the reason we got here.

It is thanks to you and over 1,000 other individuals we are democratizing the access to space in way that is more sustainable.

Your investment has enabled us to build our team of Luke, David, Alex, Gerard, Aaron, Doug, Seth, Ben, Jenn, Bonny, Betta, Lindsay, Todd, Deb, Richard, Randy and others. We've made significant strides forward with the FAA in our efforts to ultimately qualify Starless Rogue and are readying the details for our future launch site. With your investment we built our largest rocket engine stand yet, solar powered and capable of supporting much of our engine testing needs into the future. Thanks to you we built a full-sized MAREVL™ rocket engine and successfully made it roar to life with remarkably solid results.

Our team is moving forward with a deep sense of passion, intent and dedication to demonstrate that space launch can be done differently, in a safer, more Earth-friendly way that provides a unique, dedicated service to an underserved market of space researchers and commercial nanosatellite operators.

Thank you all so much for joining the bluShift investment team.

Onwards and Upwards!!!

We need your help!

There are three ways you, our investor, can help us going forward. First, help us find more risk-tolerant customers who are willing to pay to send something extra novel up in our first suborbital flight to space. Maybe you know of a business that wants to have the first [cool product here] to have gone to space and back. We're personally hoping LL Bean will send up a pair of their famous boots.

Second, help connect us to other investors you would recommend.

Third, share with as many people as possible on how bluShift is doing things differently in the space industry. How, we are building a profitable business to launch above our planet but respects it.

Please continue to watch our updates on social media and interact with our team. Your support, both financial and cheering on, has meant the world to us.

Sincerely,

Sascha Deri

CEO

Our Mission

bluShift will offer sub-orbital and polar orbit launch services to payloads from across the world off the coast of Maine.

See our full profile



How did we do this year?

Report Card

B+



The Good

We landed our first launch contract with MaxIQ, enabling students from across the globe to do real space science

Engineering discovered a design for our orbital rocket that decreases the engines, stages from 3 to 2, and 3x's the payload

We successfully designed, built and performed an initial test of the full-sized MAREVL™ rocket engine



The Bad

Many investors were frustrated with the bugs in a new Wefunder website in the 1st several months of our campaign

Slower than expected raising of funds partially inhibited our ability to get to first engine test as quickly we would have liked

A launch location on the Downeast Coast of Maine, exclusive to bluShift, was not finalized though other excellent options persist

2021 At a Glance

January 1 to December 31







$$$$

IOU!

$5,000 [96%]
Revenue

-$983,111
Net Loss

$70,499 +231%
Short Term Debt

$1,395,010
Raised in 2021

$36,605
Cash on Hand
As of 03/24/21

INCOME BALANCE NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We launch payloads to space with rockets powered by a non-toxic, bio-derived fuel.

In 5 years, we hope bluShift will offer sub-orbital and polar orbit launch services to payloads from across the world off the coast of Maine.

Forward-looking projections cannot be guaranteed.

Milestones

bluShift Aerospace, Inc. was incorporated on October 10, 2014, under the laws of the Commonwealth of Massachusetts and reincorporated under the laws of the state of Maine on December 13, 2016. On March 22, 2021, the Company reincorporated under the laws of the state of Delaware.

Since then, we have:

- 🚀 First rocket company to use non-toxic, nearly carbon-neutral, bio-derived fuel

- 🥇 bluShift is offering the first dedicated rocket launch service for small satellites

- 📈 bluShift is part of a rapidly growing, $28B+ market opportunity for launching small satellites

- 💰Projected revenues of over $400M over 10 years

- 🛰Will have the only private launch site in US to access #1 orbit for tiny satellites

- 🏆Paying Customers are already onboard!

- 📈 Over $1M raised to date!

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $5,000 compared to the year ended December 31, 2020, when the Company had revenues of $135,281.

- *Assets*. As of December 31, 2021, the Company had total assets of $177,895, including $165,419 in cash. As of December 31, 2020, the Company had $12,376 in total assets, including $10,835 in cash.

- *Net Loss*. The Company has had net losses of $983,111 and net losses of $210,638 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities*. The Company's liabilities totaled $1,262,868 for the fiscal year ended December 31, 2021 and $114,238 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $581,051 in debt, $589,000 in equity, and and $1,071,354 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 5 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

bluShift Aerospace, Inc cash in hand is $138,901.34, as of September 2022. Over the last three months, revenues have averaged $52,600/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $51,100/month, for an average net margin of $1,500 per month. Our intent is to be profitable in 60 months.

Subsequent to year-end, the Company issued additional SAFE notes to investors totaling $295,213. Upon an equity financing by the Company, as defined, the SAFE notes would automatically convert into stock at a price equal to the price per share offered in the financing less a 10% discount as defined in each respective SAFE note agreement. Upon a liquidity event, before the expiration or termination of the SAFE notes, the investor would receive a cash payment equal to the purchase amount or automatically receive from the Company shares of common stock equal to the purchase divided by the liquidity price. As of August 30, 2022, the total outstanding SAFE notes balance was $1,076,572.

Subsequent to year-end, the Company achieved the milestones referenced in Note 5 of the attached 2021 financial statements and received an additional
$100,000 advance as part of the 2021 MTI note payable agreement. As of August 30, 2022, the total notes balance due to MTI was $399,981.

Based on the additional borrowings, as of August 30, 2022, maturities of the long-term debt are as follows:

Years ending December 31,

2022 $ -
2023 $ -
2024 $61,331

2025 $78,325

2026 $82,332

Thereafter $177,993

Total $ 399,981

Subsequent to year-end, the stockholder of the Company loaned the Company an additional $80,000. As of August 30, 2022, there are still no set repayment terms. The balance is not expected to be repaid for at least one year. The total balance due to the stockholder as of August 30, 2022 is $143,400.

From Sept-Dec, 2022 we expect our expenses to be $665k if we achieve our funding goals. An additional $400k is expected in Jan-Feb, 2023. We do not expect notable revenues in this period. We will need $10M raised in a future seed round to achieve our first commercial launch. Expectations are to raise the seed round by the end of 2022 or Q1 of 2023. The first commercial launch is expected to occur in approximately one year after raising the $10M Seed.

bluShift is not currently profitable. To achieve profitability within our two phased strategy of providing suborbital and then orbital services bluShift would need to raised an estimated $25M. To achieve profitability by only providing suborbital launch services the amount that would need to be an estimated $75M.

bluShift receives owner funding, short-term private lending, investor matching patient loans from the public-private entity Maine Technology Institute (MTI), and possible Federal SBIR grants. All of the above are intended to cover short-term expenses in addition to monies in the bank.

Any projections mentioned above are forward-looking and cannot be guaranteed.

Net Margin: -19,662% **Gross Margin: 24%** **Return on Assets: -553%** **Earnings per Share: -$983,111.00** **Revenue per Employee: $714** **Cash to Assets: 93%**

Revenue to Receivables: ~ **Debt Ratio: 710%**

2020_Audit_Report_dated_5.16.2021_FINALIZED__1_.pdf

BLUSHIFT_AEROSPACE_INC_-_2021_ISSUED_FINANCIAL_STATEMENTS.pdf

We ❤ Our 1153 Investors

Thank You For Believing In Us

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Emre Nizamdere	Ankit Bhargava	Raman Sundararajan	Wallace C Drennan III	Jennifer Lusk	Libby Bentley	Christopher Platz
David Martinelli	Balamurugan Muthu	Leroy T Bourgeois	Joseph Patenaude	Kiranmayi Komati	Matt Reno	Sarkan Kamil Ahmed
Noah Luogameno	Marion Jones	Grzegorz PASIONEK	Jack Levy	Elizabeth Jans	Edward A Sieverding	Meshari Alsagheer
Rosalie Boutin	William Acheson	Tyler Gale	Courtney O'niel Brown	Kevin Kastning	Boyd Falconer	Mary Anne Cary
Cheryl Hutchinson	Douglas Dagan	Christopher Hart	Jordan Case	Glenn Bowman	Sophia Seitter	David J Huss
Marilynn Peet	David Stockwell	Volpatti Giovanni	Luc Cary	Eileen R Gladone	Anne Eaton	Nolan Tanguay
Frédéric Lafon	Donald J Higgins	Erik Martin	Julien SAINT	Anna Włodarczyk	Wallace C Drennan III	Armbruster DANIEL
Tina Felber	Ed RIPLEY	Jorge Lanza	James Campbell	Rachael Lazelle	Joey Holliday	Walter Rowntree
Francisco Javier Cabaña ...	David Verkade	Rick Boyte	Christopher Kelley	Steven Brevett	James M Reuter	Kenneth J Gibson
John And Donna Kistenm...	Gustavo De La Cruz RIVE...	Bert BYSTERBUSCH	Sonja Palmer	Jeremy Wertheimer	Walter E Reynolds	Perry Hilburn
Brad Martone	Catherine Bendheim	William Readdy	David Thompson	David Walker	Stephen Grenier	Margaret Bushey
John Choi	Noah Cole	Alexander Urquhart	Marimuthu Ponnambalam	Matt M	Nan Patterson	David Jones
Kimberly Ward	Alberto Burgos	William Coghlan	Spencer Schwab	Preeti Walke	George Pullen	Courtney Cook
Eric C Stevens	Jane Crosby	Steve Monteith	Larry Hawkins	Sharon Marie Reishus	Terence Johnson	Zahed Hossain
Perry Hilburn	Mohammad Forman	Saad Panic	Lukas Fauser	Alice Grant	Duane Ebersole	Wesley Fletcher

Arthur Porter	Lisa Walsh	Clark Lee Mcdermith	Christopher K Higgins	Ricardo DaSilva	Christopher Moore	Colby Route
Edward Kelly Medlock	Joe Richards	Charles Aukai	Natalie Petetsom	Mike Kelley	Gerald P Chambers	Samuel Shreve
Chad Vickers	Charles Carter	Ricardo Rodriguez	Anthony J Giacomo Gianf...	Brandon Provalenko	Patrick Arnold	Chris Anton
Laurie Konte	Robert F Gendron	Catherine Aliaga	Rudy Caron	Michael G Greco	Eric Dupont Becnel	Billie Von Claparede
Chad N Ava Vickrey	Daren Kelley	Kim HEM	Derrek Marcus	Cassondra Zielinski	Amie Marie Paige	Kevin Moore
Rashida Pennicooke	Shaykh IMeer	Amrik S Mann	Sashangar Sreetharan	Vivian Page	Lori Sussman	James Pollock
Clark Lee Mcdermith	Catherine Bendheim	John Malvido	John Tangney	Amy Clark	Donald J Higgins	Andrew Reisman
Tajma Baker	Jon Sjulander	Carleen Kopper	Ian Richards	Jonathan Varnum	Timothy Roger Post	Tommy L Pierson
Rajneesh Mehra	Jordan Case	Joanne P Moss	Daire Cahill	Jennifer Birmele	John Bruno	Walter E Reynolds
Armbruster DANIEL	John ROCKWELL	David Swenson	Luca Ceolin	Michele J Cantara		

Thank You!

From the bluShift Aerospace Team



Sascha Deri

CEO



David Hayrikyan

Chief Technology Officer

Joining bluShift Aerospace shortly after its inception, David is currently leading the engineering team to achieve the upcoming suborbital launch of Starless Rogue.





Luke Saindon

Lead Mechanical Engineer

A former Applied Thermal Sciences intern at NASA's Marshall Space Flight Center, at bluShift Luke is responsible for performance testing, oxidizer system design, and simulation development.





Gerard Desjardins

Lead Propulsion Test Engineer

Gerard Desjardins comes to bluShift from Pratt & Whitney, where he worked in jet engine structural analysis and jet engine repair design. At bluShift, Gerard is responsible for all things related to propulsion.





Aaron Woodall

Aerospace Assembly Technician

Aaron comes to bluShift from Boeing, where he was mechanical team lead for Boeing's 777-9 flight test airplanes, which are successfully flying today.



Douglas Staniszewski

Electro/Mechanical Assembly Intern

As former faculty of the Aviation Program at the University of Maine at Augusta, Doug brings experience in UAS quadcopter and fixed wing design, assembly, and maintenance, photogrammetry, mapping and drone flight procedures, and FAA procedures.



Skyler Lazelle

Astronautics/Operational Engineer

Skyler comes to bluShift from the U.S. Air and Space Forces, and brings a background in space operations and astronautical engineering. His space career goes back to 2009, and he has



Lindsay Becker

Chief of Staff

Lindsay joins us from an operations and marketing background, with specific skills in storytelling and brand voice development. She has worked with hundreds of clients to tell their stories through video and photography in her 10



Bonny Ethridge

Human Resources

Eight years of experience as Sascha's Executive Assistant, Office Manager, Human Resources and Benefits Manager and Sales Administration as well as her 30+ years experience in Customer Service.



Ben Farmer

Business Development

Ben has been the top-performing technical sales rep for Sascha's solar company. He brings 25 years of experience to bluShift's sales force and has already landed the company a major contract.



Seth Lockman

Communications Director

Seth brings 12 years of experience in science communication and 10 years in digital marketing to the bluShift team. He founded and co-hosted the first nonprofit radio show to join NASA's Museum & Informal Education Alliance.











worked on systems from low earth orbit to geosynchronous orbit.

years in the field.

Betta Stothart

Public Relations Consultant

Writer, editor, and public relations consultant with over 30 years in Maine's business landscape, recognized by the Maine Public Relations Counsel with a Golden Arrow Award.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Sascha Deri	CEO @ bluShift Aerospace Inc	2014

Officers

OFFICER	TITLE	JOINED
Sascha Deri	CEO President	2014

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Sascha Deri	1,000,000 Common	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
06/2017	$350,000		Other
06/2017	$239,000		Other
04/2020	$31,070		Other
10/2020	$99,981		Other
02/2021	$35,997		Other
05/2021	$300,000		Other
05/2021	$100,000		Other
08/2021	$50,000		Other
09/2021	$781,354		4(a)(6)
12/2021	$47,659		Section 4(a)(2)
12/2021	$80,000		Section 4(a)(2)
04/2022	$290,000		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURREN
SBA	04/09/2020	$31,070	$0	1.0%	04/09/2022	Yes
Maine Technology Institute	10/07/2020	$99,981	$99,981	5.0%	12/01/2027	Yes
Bangor Savings Bank	02/23/2021	$35,997	$0	5.0%		
Maine Technology Institute	05/17/2021	$300,000	$300,000	5.0%	12/31/2027	Yes
Maine Technology Institute	05/20/2021	$100,000	$100,000	5.0%	12/01/2028	Yes

Maine Technology Institute @	08/11/2021	$50,000	$50,000 @	5.0%	12/01/2028	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common	10,000,000	1,000,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Complying with government regulation, especially ITAR, may create significant loss in productivity as additional systems and processes are put in place and staff members have to go through significant hurdles to work securely while working remote.

Loss of key staff members. Staff members who leave, are out sick for extended periods of time or are terminated could present significant delays to the timeline.

COVID-19 can materially impact our business.

It is unclear how long the COVID-19 pandemic will last and to what degree it could hurt our ability to generate revenues.

Scaling our engine to its full size may present unforeseen technical challenges, such as combustion stability, that presents challenges as we solve those problems and may push integration of the engine into the larger Starless Rogue out by several months.

Our current financial model tolerates the loss of one of two of 'Starless Rogue' launch vehicles but not both. We are manufacturing 2 so that we have a spare to quickly go to in case the first one is lost. If both are lost during launch then it is expected that there will be additional costs in time, materials and market lost.

The final coastal launch location is TBD. That launch location will require approvals and acceptance from the local community, the FAA. While we are working closely with a parallel with the Maine Spaceport Complex planning effort headed by the Maine Space Grant Consortium, it is possible that an acceptable launch location cannot be found, is delayed or requires unexpected additional resources which will require additional search of funding. The major effect on this phase of crowd equity funding is that increased resources may be spent to find the location than was anticipated, although the launch would not be funded or occur with the use of these funds (but as a result of an additional fund raising round).

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Development delays. For instance, our large engine test stand location may be need to be moved if the engine's sound can not be mitigated enough for neighboring residents. Moving our test stand would add cost and up to a 3-4 month delay in development.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for

securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[❓];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

bluShift Aerospace, Inc

- Delaware Corporation
- Organized October 2014
- 7 employees

2 Pegasus St
Suite 2
Brunswick ME 04011

https://www.bluShiftAerospace.com

Business Description

Refer to the bluShift Aerospace profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

bluShift Aerospace has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late filing.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.